UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X         Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                   No       X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD

By	/s/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

Receipt of Approval for Merger

Tokyo, November 18, 2005 — Today, Mitsubishi UFJ Financial Group, Inc. (President and CEO: Nobuo Kuroyanagi) subsidiaries The Bank of Tokyo-Mitsubishi, Ltd. (President: Nobuo Kuroyanagi) and UFJ Bank Limited (President: Takamune Okihara) announced that they have received approval for merger from Japan’s Minister for Financial Services under Article 30, Clause 1, of the Banking Law.

Outline of the new bank:

Date of Merger	:	January 1, 2006
Company Name	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Location of Headquarters	:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Representative	:	President: Nobuo Kuroyanagi
Capital	:	¥996.9 billion

*        *        *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	(81-3-3240-7651)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(81-3-3240-2950)
UFJ Bank Limited	Corporate Communications Department	(81-3-3212-5460)